The Ecopetrol Group is expected to invest between 24 and 28 trillion pesos in 2025

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) announces that the Board of Directors approved the annual investment budget of the Ecopetrol Group for 2025 for an amount between 24 and 28 trillion pesos[1], in line with the strategy, this annual budget increases investment levels compared to 2024, under capital discipline criteria and is expected to have the following implications:

  Approximatey 20.3 trillion pesos are expected to be allocated in 2025, corresponding to 76% of the annual budget, for profitable production between 740,000 and 745,000 barrels of oil equivalent per day, an average refinery load between 415,000 and 420,000 barrels per day, and transportation between 1,130,000 and 1,170,000 barrels per day.
  At an estimated Brent price of US$73/barrel for 2025, the financial plan estimates competitive returns with an approximate EBITDA margin of 39%, transfers to the Nation of approximately 35 trillion pesos, and a commitment to generate greater efficiencies to improve its indicators, such as lifting cost, total refining cost, and cost per barrel transported, allowing ROACE to remain at competitive levels.
  Approximately 6.5 trillion pesos (24% of the annual budget) is expected to be directed to projects in the Energy Transition and Energy Transmission and Roads businesses and other corporate investments.
  Approximately 2.3 trillion pesos in 2025 are expected to be allocated to SosTECnibilidad® projects and activities, mainly in the areas of climate change, sustainable territory, innovation, science and technology, biodiversity, and ecosystem services.
  This budget is expected to leverage the additional reduction of about 300,000 tons of CO2 equivalent emissions by 2025, contributing to the achievement of the GE emissions reduction target by 2030.

The following are some excerpts from the annual investment budget approved by the Board of Directors, disaggregated by business line:

Hydrocarbons Line

For 2025, investments in the exploration and production segment are expected to be approximately 17.2 trillion pesos (approximately 52% of the annual budget for crude oil-related investments and around 12% for gas-related investments) and are expected to allow organic production levels in 2025 between 740,000 and 745,000 barrels of oil equivalent per day (78% crude, 17% gas, and 5% white products), seeking to implement recovery technologies to optimize the use of available resources and maintain production levels. Crude oil production in Colombia is expected to continue growing and compensating for the natural decline of gas fields.

[1] Exchange rate USD/COP 4,100

In 2025, the Company has planned to drill between 455 and 465 development wells, of which 79% would be executed in Colombia and the remaining 21% in the United States. In terms of exploration, the Company has planned to drill 10 wells mainly in the Llanos area and Offshore Caribbean of Colombia. Gas investments are estimated between 3.1 and 3.3 trillion pesos in 2025, mainly in the Piedemonte Llanero and Offshore, to develop Caribbean Colombia gas, contributing to a production of approximately 123,000 barrels of oil equivalent per day (which represents about ~700 million cubic feet of natural gas), of which 85% would represent gas supply for the country.

Investments in the transportation segment are expected to reach approximately 1.5 trillion pesos, corresponding to 5% of the total budget for 2025, mainly in integrity and reliability projects concerning the infrastructure developed by Cenit Transporte y Logística de Hidrocarburos S.A.S., Oleoducto Central S.A., Oleoducto de Colombia S.A., and Oleoducto de los Llanos S.A. Transported volumes are expected to reach between 1,130,000 and 1,170,000 barrels per day, in line with the country's production expectations and refined product demand.

Investments in the refining segment are expected to reach approximately 1.6 trillion pesos, corresponding to 6% of the total investment amount estimated for 2025, and are expected to be focused on ensuring the reliability, availability, and sustainability of the operation of the Barrancabermeja and Cartagena refineries, ensuring the development of programs that would reduce product imports, ensuring better quality fuels, and maturing renewable fuel (SAF) projects. The joint load of the refineries is expected to be between 415,000 and 420,000 barrels per day.

Transmission and Roads Line

Interconexión Eléctrica S.A E.S.P. (ISA), a subsidiary of Ecopetrol S.A., is expected to invest between 5.7 and 6.5 trillion pesos in 2025 (equivalent to approximately 21% of the annual budget of the Ecopetrol Group), of which approximately 90% is expected to be allocated to the electric transmission business. The budgeted investment is expected to increase the electric power grid to achieve approximately 50,400 km in operation by 2025, maintaining the Company as a leader in energy transmission in the region.

Energies for the Transition Line

To advance the energy transition in parallel with the decarbonization of operations in the hydrocarbons business, the annual investment budget has also foreseen to allocate resources to unconventional renewable energy and energy efficiency projects, among others.

An additional energy optimization of 2.6 Peta Joules (PJ) is expected to be achieved in 2025, reaching an accumulated energy saving of around 21 PJ by 2025, accelerating the achievement of the 25 PJ optimization target by 2030. Additionally, the goal of 900 MW by 2025 is projected in line with the 2040 strategy "Energy that Transforms."

In line with our goal of generating value with SosTECnibilidad®, the investment budget has expected to allocate 2.3 trillion pesos in transition energies during 2025. Of this amount, 29% is expected to be focused on climate change, 18% on sustainable territories, 12% on innovation, science and technology, 12% on biodiversity and ecosystem services, and the remaining 29% on other material issues.

The financial plan for 2025 seeks to ensure competitive returns in a scenario of Brent prices averaging US$73/barrel, generating an EBITDA margin at levels close to 39%. The plan incorporates efficiency targets for 2025, exceeding 4 trillion pesos, aiming to capture savings in operational management and investment projects, to achieve improvements in their lifting cost, total refining cost, and cost per barrel transported indicators.

Finally, the financial and investment plan for 2025 assumes the collection of the account receivable from the Fuel Price Stabilization Fund (FEPC) corresponding to 2024. Considering the above, the financing of the Plan for Ecopetrol S.A is expected to be carried out with operational resources and projects transfers to the Nation (including dividends, payments to the ANH, and taxes) of approximately 35 trillion pesos.

Bogota D.C., November 29, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co